Press Release

GreenPower Announces Receipt of

Determination Letter from Nasdaq

Vancouver, British Columbia, August 29, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" or the "Company") announces that on August 27, 2025, the Company received a determination letter (the "Letter") from the staff of Nasdaq Listing Qualifications (the "Staff") stating that the Company has not regained compliance with Nasdaq Listing Rules 5550(a)(2) (the "Rule"). The Letter stated that, unless the Company requests an appeal of this determination no later than 4:00 p.m. (Eastern time) on September 3, 2025, the Staff has determined that the Company's common shares will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on September 5, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission which will remove the Company's common shares from listing and registration on The Nasdaq Stock Market. The Company is requesting a hearing to appeal this determination.

The Letter also noted that on February 27, 2025, the Staff notified the Company that, for the previous 30 consecutive business days, the bid price of the Company's common shares had closed at less than US$1 per share and, as a result, did not comply with the Rule and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days, or until August 26, 2025, to regain compliance with the Rule. The Letter stated that the Company is not eligible for a second 180 day period to comply with the Rule because the Company does not comply with the US$5,000,000 minimum stockholders' equity initial listing requirements for The Nasdaq Capital Market.

In addition, the Letter noted that, on August 15, 2025, Staff notified the Company that it did not comply with Nasdaq Listing Rule 5550(b) (the "Equity Rule"), and requested the Company submit a plan to regain compliance with the Equity Rule no later than September 29, 2025. The Letter further noted that pursuant to Nasdaq Listing Rule 5810(d)(2), this deficiency serves as a separate and additional criteria for delisting, and as such, the Staff will not entertain a plan of compliance and the Company should also address this concern before a Hearings Panel (the "Panel") if it appeals the Staff's determination.

The Company intends to request a hearing before the Panel to appeal the Letter. A hearing request will stay the suspension of the Company's common shares and the filing of the Form 25-NSE pending the Panel's decision.

The Company is diligently working to satisfy Nasdaq's requirements in a timely manner. If the Company's common shares cease to be listed for trading on The Nasdaq Capital Market, the Company would expect that its common shares would be traded in the United States on one of the three tiered marketplaces of the OTC Markets Group in addition to the TSX Venture Exchange in Canada.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward looking statements in this press release include that the statements relating to the delisting and suspension of the Company's common shares and the filing of the Form 25-NSE, the statements relating to the Company's intent to request a hearing before the Panel and the stay of the suspension of the Company's common shares and the filing of the Form 25-NSE pending the Panel's decision and the statements relating to the trading market of the Company's common shares if the Company's common shares cease to be listed for trading on The Nasdaq Capital Market. These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedarplus.ca and www.sec.gov) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Risks that could change or prevent these statements from coming to fruition include that the Company's appeal of the determination of the Staff will not succeed. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.